NEW MEDIA INSIGHT GROUP, INC.
28202 N. 58th Street
Cave Creek, AZ 85311
(480) 275-2294

January 23, 2015

Filed via EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Division of Corporation Finance

Re:	New Media Insight Group, Inc.
Form S-1 Registration Statements
Filed on January 13, 2015

Ladies and Gentlemen:

Pursuant to Rule 473(c) of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the General Rules and Regulations under the Act, is hereby incorporated into the cover page of the Registration Statements on Form S-1 (File No. 333-201461) filed by New Media Insight Group, Inc., a Nevada corporation, on January 13, 2015:

     “The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.”

NEW MEDIA INSIGHT GROUP INC.

/s/Michael Palethorpe
Michael Palethorpe
Chief Executive Officer, Chief Financial
Officer, President, Secretary, Treasurer and
Director